CBX – Material Amendment


United States Securities and Exchange Commission
Washington, DC
FORM ATS-N
Intentional Misstatements or Omissions of Facts May Constitute Criminal Violations
See 18 U.S.C.1001 and 15 U.S.C. 78ff(a)


File No:


Instinet, LLC is making this filing pursuant to the

Rule 304 under the Securities Exchange Act of 1934


• Does the NMS Stock ATS currently operate pursuant to a Form ATS?

Yes☐ No■

Type of Filing (select one)

☐ Initial Form ATS-N Rule   304(a)(1)(i)
■ Material Amendment Rule   304(a)(2)(i)(A)
☐ Updating Amendment Rule   304(a)(2)(i)(B)
☐ Correcting Amendment Rule 304(a)(2)(i)(C)
☐ Order Display and Fair Access
    Amendment Rule   304(a)(2)(i)(D)

• Statement about the Form ATS-N Amendment pursuant to Instruction A.7(g) of this form:

This Material Amendment to Part III, Items 2 and 22 introduces the capability of certain Subscribers who are participants on the Paxos Settlement Service ("PSS") platform operated by Paxos Trust Company, LLC to settle transactions via the PSS and clarifies that the manner in which a Subscriber clears and settles transactions does not affect eligibility for ATS services. The amendment applies only to Subscribers that are Paxos participants and the Broker-Dealer Operator. The amendment will not affect Subscribers' (who are not Paxos participants) default clearance and settlement instructions.

• Provide the EDGAR accession number for the Form ATS-N filing to be amended:

EDGAR Accession No.: 0000310607-19-000014

☐ Notice of Cessation Rule   304(a)(3)

• Date the NMS Stock ATS will cease to operate: mm/dd/yyyy

☐Withdrawal of Form ATS-N filing

Provide the EDGAR accession number for the Form ATS-N filing to be withdrawn:

Part I: Identifying Information

1. *Is the organization, association, Person, group of Persons, or system filing the Form ATS-N a broker-dealer registered with the Commission?*

    Yes❓ *No* ☐

2. *Full name of registered broker-dealer of the NMS Stock ATS ("Broker-Dealer Operator") as stated on Form BD:*

    Instinet, LLC ("ILLC")

3. *Full name(s) of NMS Stock ATS under which business is conducted, if different:*

    Instinet Continuous Block Crossing System

4. *Provide the SEC file number and CRD number of the Broker-Dealer Operator:*

    a. SEC File No.: 23669
    b. CRD No.: 7897

5. *Provide the full name of the national securities association of the Broker-Dealer Operator, the effective date of the Broker-Dealer Operator's membership with the national securities association, and Market Participant Identifier ("MPID") of the NMS Stock ATS:*

    a. *National Securities Association:* FINRA
    b. *Effective Date of Membership:* 01/14/1980
    c. *MPID of the NMS Stock ATS:* ICBX

6. *Provide, if any, the website URL of the NMS Stock ATS:*

    http://www.instinet.com.html

7. *Provide the primary, and if any, secondary, physical street address(es) of the NMS Stock ATS matching system*:

    Primary: CoreSite Realty Corporation, 2 Emerson Lane, Secaucus, NJ 07094
    Secondary: Rackspace U.S., Inc., 125 Belmont Dr. Somerset, NJ 08873

8. *Attach as Exhibit 1, the most recently filed or amended Schedule A of Form BD for the Broker-Dealer Operator disclosing information related to direct owners and executive officers.*

   ☐ *Select if, in lieu of filing, {NMS Stock ATS} certifies that the information requested under this Exhibit is available at the website above and is accurate as of the date of this filing.*

9. *Attach as Exhibit 2, the most recently filed or amended Schedule B of Form BD for the Broker-Dealer Operator disclosing information related to indirect owners.*

   ☐ *Select if, in lieu of filing, {NMS Stock ATS} certifies that the information requested under this Exhibit is available at the website above and is accurate as of the date of this filing.*

10. *For filings made pursuant to Rule 304(a)(2)(i)(A) through (D) (i.e., Form ATS-N Amendments), attach as Exhibit 3 a document marked to indicate changes to "yes" or "no" answers or additions to or deletions from any Item in Part I, II, and Part III, as applicable. Do not include in Exhibit 3 Items that are not changing.*

Part III: Manner of Operations

Item 2: Eligibility for ATS Services

   a. **Does the NMS Stock ATS require Subscribers to be registered broker-dealers?**
   Yes☐ No ■

   b. **Are there any other conditions that the NMS Stock ATS requires a Person to satisfy before accessing the ATS services?**
   Yes ■ No☐

   If yes, list and provide a summary of the conditions.

   Only clients of ILLC with accounts approved for trading may be Subscribers of the ATS. Prior to establishing a trading account for a prospective client, ILLC will require (1) the client's name, address and other identifying information, as well as the name of any adviser/agent authorized to trade for the account; (2) the citizenship (or place of incorporation) of the client; (3) a Taxpayer Identification Number or equivalent; (4) the type of client, e.g., registered investment adviser, registered broker-dealer, etc.; (4) the names of the persons designated by the client for trading authorization; (5) clearing instructions, including, where applicable, the identity of the client's prime broker or custodian (ILLC does not custody customer securities); and (6) a completed account application, client agreement and supplementary documentation, as appropriate. ILLC does not admit natural persons as Subscribers to the ATS. Prospective clients must also pass ILLC's AML/KYC/CIP risk assessments, as well as any credit assessments. ILLC reserves the right to prevent or otherwise limit a prospective Subscriber from accessing the ATS if they fail to meet the requirements to become a client, in ILLC's sole discretion. ILLC may prevent or otherwise limit any client's access to the ATS. Factors that may be considered in preventing or otherwise limiting a client from accessing the ATS include, but are not limited to, reputational risk to Instinet, failure to make timely and proper settlement of transactions, regulatory actions or findings suggesting inappropriate activity, or a failure to satisfactorily respond to an information request.

For purposes of access to the ATS, Subscribers are not required to enter into any specific clearing arrangement.

c. *If yes to Item 2(b), are the conditions required to be identified in Item 2(b) the same for all Persons?*
Yes■ *No*☐

If no, identify and describe any differences.

d. *Does the NMS Stock ATS require Subscribers to enter a written agreement to use the ATS services?*
Yes■ *No*☐

Item 22: *Clearance and Settlement*

a. ***Describe any procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS (*e.g.,* whether the ATS becomes a counterparty, whether it submits trades to a registered clearing agency, or whether it requires Subscribers to have arrangements with a clearing firm).***

ILLC is a self-clearing broker and a member of the National Securities Clearing Corporation ("NSCC") and the Depository Trust Company ("DTC"). "Street ILLC becomes a counterparty to each side" (i.e., U.S. broker-dealers) clearance takes place through of any transaction executed on the ATS. ILLC does not custody funds or securities for Subscribers and settles all transactions effected on the ATS with the Subscriber or the Subscriber's custodian, prime broker or other settlement agent, in accordance with settlement instructions provided by the Subscriber to ILLC. For Subscribers settling via the facilities of the NSCC, and settlement of ILLC submits each transaction to the NSCC for clearance (either for trade matching with the NSCC member contra or on a locked-in basis, such transactions takes place through DTC. Clearance of transactions effected on behalfas through a Qualified Special Representative arrangement), with the legal obligation for settlement of institutional Subscribers (i.e., transfer of the settlement obligations to the Subscriber's custodian) takes place the transaction transferring from ILLC to NSCC once NSCC has novated the submitted transaction and final settlement through the facilities of DTC's Institutional Delivery system ("the DTC. For Subscribers settling via the facilities of the DTC, ILLC submits transaction information to OMGEO or DTC for affirmation prior to final settlement via the facilities of the DTC.

ILLC utilizes certain Broadridge Financial Solutions, Inc. ID Net"), which confirms trades to institutions and their respective custodian banks and prime brokers. Clearancesystems and services for the purposes of recordkeeping, clearance and trade settlement processing.

ILLC will designate a small portion of transactions executed for settlement on the Paxos Settlement Service ("PSS"), a platform operated by Paxos Trust Company, LLC ("Paxos"), a New York State limited purpose trust company and DTC participant. Paxos received a no-action letter from staff at the SEC's Division of

Trading and Markets (the "No-Action Letter") indicating that the staff would not pursue a referral to the enforcement division against Paxos under Section 17A(b)(1) of the Securities Exchange Act of 1934 if Paxos fails to register with the Commission as a clearing agency in connection with its operation of the PSS.

Paxos uses a proprietary blockchain-based cryptographic ledger that records changes in ownership of securities and cash resulting from settlement of securities transactions between participants on the platform. The PSS facilitates settlement on a simultaneous DvP basis, and therefore, at the time an executed trade is submitted to the PSS, the counterparties must be existing PSS participants who have designated Paxos as the settlement location for that trade.

In the initial phase, ILLC will settle a limited number of symbols against a small number of (up to six (6)) broker-dealer Subscribers who are also Paxos participants. As Paxos onboards additional participants to the PSS, ILLC will work with Paxos and the PSS participants who are also broker-dealer Subscribers to confirm the selection of securities which have been deemed eligible for inclusion in the pilot phase in accordance with the No-Action Letter (each, an "Active Security"), and the date that ILLC will begin routing executions in those symbols to Paxos for settlement.

ILLC will systematically identify the executions involving (i) a Subscriber who is a PSS participant and (ii) an Active Security, and submit such executions to Paxos for settlement in accordance with the operating procedures of the PSS. This will not affect standard settlement procedures for Subscribers who are not PSS participants. ILLC is under no obligation to submit trades to the PSS for settlement and may, in its sole discretion, elect to cease the submission of trades of an Active Security or of a specific PSS participant to the PSS at any time and for any reason. In the event of such an election by ILLC, trades of the relevant security will clear and settle in accordance with the Subscriber's default settlement instructions. ILLC will provide notice to any impacted Subscriber, but may, where necessary, elect to cease submission to the PSS prior to notifying the Subscriber of the change.

As stated above, ILLC is a counterparty to all transactions on the ATS by acting as agent and executing broker for Subscribers on both the buy and sell sides of a transaction. When a Subscriber that is a PSS participant receives an execution in the ATS on one of the selected symbols, that Subscriber's side of the trade will be submitted to Paxos for settlement. The contra side of that execution (if not also a PSS participant) will be handled in accordance with ILLC's ordinary settlement procedures.

At predetermined intervals on each trading day, Paxos will monitor the volume of executions routed to PSS for settlement to ensure compliance with the volume limits set forth in the operating procedures of the PSS and the No-Action Letter. Paxos will utilize the following limits as daily targets for the share volume submitted to the PSS (the "Volume Limits"): (1) less than 100,000 shares per security, per counterparty pair; and (2) aggregate shares per security across all counterparty pairs of less than 1% of the total average daily trading volume of the respective security.

At each interval, Paxos will determine whether the Volume Limits have been reached and assess the risk of each Volume Limit being exceeded before the market close. In the event Paxos determines that an Active Security has met, or is at risk of exceeding, the Volume Limits, Paxos may, in its sole discretion, elect to stop the submission of trades in an Active Security. Following such an election, the relevant security will be ineligible for settlement on the PSS for three (3) business days, during which Paxos will determine, based on the relevant security's trading behavior, if the security can be reinstated for settlement on the PSS.

Paxos will promptly notify ILLC in the event that ILLC needs to stop the submission of trades of an Active Security intraday. Paxos will also notify ILLC in the event that a Paxos participant is no longer a PSS participant. As a result of any such notification from Paxos, ILLC personnel will remove the relevant security and/or PSS participant from the ATS component responsible for the systematic identification of executions for submission to Paxos. Following such removal, ILLC personnel will notify Paxos of its completion. Executions involving a security or Subscriber which Paxos has removed from PSS eligibility will clear and settle in accordance with the Subscriber's default settlement instructions until such time as Paxos notifies ILLC that the relevant security and/or PSS participant may resume submission to the PSS.

The relationship between Paxos and ILLC described above does not impact the application of ILLC's rules and procedures discussed elsewhere on this Form ATS-N.

b. *Are the procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator?*

Yes☐ No▮

If no, identify and explain any differences.

As stated above, certain transactions where the Subscriber is a Paxos participant will be settled via the PSS.